UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  )*

The J. M. Smucker Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

832696405

(CUSIP Number)

March 7, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 832696405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) International Multifoods Corporation 41-0871880

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,235,460**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,460**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%**

12.	Type of Reporting Person (See Instructions) CO

**          Beneficial ownership of the common stock, no par value, of The J. M. Smucker Company, an Ohio corporation, referred to herein is being reported hereunder solely because International Multifoods Corporation, a Delaware corporation, may be deemed to have beneficial ownership of such shares as a result of the Shareholders Agreement described in Item 4.  As described in Item 4, the percentage of voting power on certain matters reported may be greater than the percentage set forth herein.

Item 1.
	(a)	Name of Issuer The J. M. Smucker Company (“JMS”)
	(b)	Address of Issuer’s Principal Executive Offices One Strawberry Lane, Orville, OH 44667

Item 2.
	(a)	Name of Person Filing International Multifoods Corporation (“IMC”)
	(b)	Address of Principal Business Office or, if none, Residence 110 Cheshire Lane, Suite 300, Minnetonka, MN 55305
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 832696405

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,235,460*
	(b)	Percent of class: 4.5%*
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 2,235,460*
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 0

*JMS, MIX Acquisition Corporation, a wholly owned subsidiary of JMS (“Merger Sub”), and IMC have entered into an Agreement and Plan of Merger, dated as of March 7, 2004 (the “Merger Agreement”), pursuant to which IMC will be merged with and into Merger Sub.   Merger Sub will be the surviving corporation in the merger.

Simultaneously with the execution and delivery of the Merger Agreement, IMC entered into a shareholders agreement, dated as of March 7, 2004 (the “Shareholders Agreement”), with Richard K. Smucker, Timothy P. Smucker and certain other shareholders of JMS (these shareholders are collectively called the “JMS Shareholders”) with respect to their shares of common stock of JMS as follows:

(1) Richard K. Smucker — 419,587 shares;
(2) Timothy P. Smucker — 382,481 shares;
(3) Richard K. Smucker, Trustee of the Protected Trust and Exempt Trust FBO Timothy P. Smucker — 477,798 shares;
(4) Richard K. Smucker, Trustee of the Protected Trust and Exempt Trust FBO Julie E. Smucker — 477,796 shares; and
(5) Richard K. Smucker, Trustee of the Protected Trust and Exempt Trust FBO Susan S. Wagstaff — 477,798 shares.
The shares of JMS common stock held by the JMS Shareholders represent approximately 4.5% of the JMS common stock outstanding as of March 7, 2004, as represented by JMS in the Merger Agreement.

Each JMS Shareholder has agreed that, during the term of the Shareholders Agreement, at each meeting of JMS’s shareholders convened, and in any action taken by the written consent of JMS’ shareholders, to consider and vote upon the issuance of JMS common stock pursuant to the Merger Agreement, the shareholder will vote (to the extent not voted by the person or persons appointed under the proxy granted pursuant to the Shareholders Agreement), all shares of JMS common stock owned of record by the shareholder at the record date for the vote: (i) in favor of the issuance of JMS common stock to the stockholders of IMC pursuant to the Merger and, to the extent that a vote is solicited in connection with the Shareholders Agreement or the Merger Agreement, any other action required or desirable in furtherance thereof, (ii) against approval of any action, agreement or proposal that would result in a breach of any representation, warranty, covenant or obligation of JMS or Merger Sub in the Merger Agreement or that would delay or hinder the consummation of the Merger or that would preclude fulfillment of a condition precedent under the Merger Agreement to JMS’, Merger Sub’s or IMC’s obligation to consummate the Merger, and (iii) against approval of any action, agreement or proposal made in opposition to or in competition with the issuance of the JMS common stock pursuant to the Merger and the consummation of the Merger.

Pursuant to the Shareholders Agreement and upon IMC’s request, each JMS Shareholder will grant an irrevocable proxy to those officers of IMC designated by IMC with full power of substitution, to vote, at any time before the termination of the Shareholders Agreement, all shares of JMS common stock owned by such shareholder in accordance with the Shareholders Agreement.

Pursuant to JMS’s amended articles of incorporation, shareholders are entitled to cast ten votes per share with regard to certain common shares for the approval of the issuance of shares of JMS and certain other matters submitted to the shareholders for approval.  The shares of common stock that IMC has shared power to vote, as indicated herein, are among those common shares that receive ten votes per share for the approval of the issuance of shares of JMS.  The total voting power of all the common shares can be determined only at the time of a shareholder meeting or any action taken by the written consent of JMS’ shareholders due to the need to obtain certifications as to beneficial ownership on shares not held as of record in the name of individuals.  It is assumed that the common shares that IMC has shared power to vote, as indicated herein, will represent a percentage of JMS’ total voting power on a ten-vote basis that is greater than the percentage of total voting power represented by those shares on a one-vote basis.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2004
Date
/s/ John E. Byom
Signature
John E. Byom, Senior Vice President, Finance and Chief Financial Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)